CONFIDENTIAL TREATMENT REQUESTED BY

ISILON SYSTEMS, INC.

CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER WITH [***].

June 12, 2009

Via EDGAR & Overnight Delivery

U.S. Securities and Exchange Commission	SUBMITTED PURSUANT TO A
Division of Corporation Finance	REQUEST FOR CONFIDENTIAL TREATMENT AND
100 F Street, N.E.	PURSUANT TO 17 C.F.R. 200.83
Mail Stop 4561
Washington, D.C. 20549

Attn:	Kathleen Collins, Accounting Branch Chief
Melissa Feider, Staff Accountant

Re:	Isilon Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed on February 20, 2009
File No. 001-33196

Dear Ms. Collins and Ms. Feider:

Isilon Systems, Inc. submits this letter in response to your letter of June 1, 2009, which letter sets forth comments of the Staff of the Securities and Exchange Commission (the “Staff” of the “Commission”) regarding the above-referenced filing. This letter sets forth Isilon’s responses to the Staff’s comments. For your convenience, we have numbered and restated in bold and italics each comment to correspond to the numbering in the Staff’s comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Note 1. Organization and Significant Accounting Policies

Revenue Recognition, page 68

1.

We note from your response to prior comment 2 that the Company’s policy is to defer revenue recognition on sales to channel partners until you obtain persuasive evidence of sell-through if fees are not considered fixed or determinable at the time of sale to the channel partner. You further indicate that currently revenue recognition on all sales to channel partners is deferred until the Company obtains persuasive evidence of sell-through. Please clarify whether the Company has concluded that fees are not fixed and determinable for all sales to channel partners until sell-through. If so, tell us how this compares to your response where you indicate that the Company is able to estimate the

CONFIDENTIAL TREATMENT REQUESTED BY

ISILON SYSTEMS, INC.

Securities and Exchange Commission

June 12, 2009

amount of future returns based on historical rates of returns and where you indicate that revenues for contracts with limited stock rotation rights is deferred until the rotation rights lapse. If the Company is able to determine that fees are fixed and determinable for certain channel partner sales but you still defer revenue until you receive evidence of sell-through then please revise your disclosures to clarify your policy and the reasoning behind it as it relates to such sales in future filings.

In accordance with paragraph 30 of AICPA Statement of Position 97-2, Software Revenue Recognition (“SOP 97-2”), we consider various factors in evaluating whether fees related to a reseller arrangement are fixed and determinable. Based on these factors, as well as our history with sales to channel partners, including our past revenue restatement, we have concluded that fees on arrangements with all of our channel partners are not fixed and determinable based solely on “sell-in.” Accordingly, our policy is to defer revenue recognition on all arrangements with channel partners until we obtain additional evidence to support that fees are fixed and determinable. As discussed in our revenue recognition policy on page 68 of our Form 10-K for the fiscal year ended December 31, 2008, this evidence includes any of the following: reports from channel partners documenting sell-through activity, copies of end-user purchase orders, data indicating an order has been shipped to an end-user, and cash payment or letters of credit guaranteeing cash payments. We continue to monitor this policy on an ongoing basis; if, in the future, we establish a history in our sales to channel partners that indicates fees are fixed and determinable at the outset of an arrangement and that additional evidence related to the fixed and determinable nature of the fees is not required, our policy may change accordingly.

In certain situations, we receive cash payments from channel partners even though a rotation right still exists related to the products included in the arrangement. In these situations, revenue associated with the portion of products eligible for rotation rights is deferred until the rotation rights are exercised or have lapsed.

In addition, where we have concluded that fees in an arrangement were fixed and determinable and revenue was recognized accordingly, in the past we have accepted returns from customers. Consequently, we have established a reserve for returns that is based on our historical returns experience as well as expectations of future returns. Our historical returns and, accordingly, our related reserves were not significant in any period presented, representing 0.13%, 0.42%, and 0.70% of revenues for the years ended December 31, 2006, December 30, 2007 and December 31, 2008, respectively.

CONFIDENTIAL TREATMENT REQUESTED BY

ISILON SYSTEMS, INC.

Securities and Exchange Commission

June 12, 2009

In future filings, we will revise our disclosures to clarify our policy as follows:

“On sales to channel partners, we evaluate whether fees are fixed and determinable by considering a number of factors, including our ability to estimate returns, the geography in which a sales transaction originates, payment terms and our relationship and past history with the particular channel partner. Our policy requires that we obtain and review specific evidence indicating that fees are fixed and determinable. Such evidence may include reports from channel partners documenting the sale of the products and services to an end-user customer, copies of end-user purchase orders, data indicating an order has shipped to an end-user customer, cash payments or letters of credit guaranteeing cash payments or other similar information.”

2.	We note from your response to prior comment 3 that you receive customer purchase orders that include acceptance provisions or other such contingent language. Please explain in further detail and provide examples of what constitutes “other contingencies”.

Other contingencies as described in our previous response refer to contingencies arising from customer specified criteria and may include purchase orders that are subject to the customer’s receipt of financing from a third party lender or purchase orders that contain specific requirements related to the customer’s ability to test the performance of the products prior to acceptance. In all such instances, we obtain evidence that the relevant contingencies have been satisfied prior to recognizing revenue. For example, if the purchase order contains a contingency which allows a customer to test the performance of the product before accepting it, prior to recognizing any revenue on the arrangement, we would obtain evidence indicating the product performance has met the customer’s requirements.

We generally do not provide customers with specified software upgrades or enhancements. In the event that we do however provide such upgrades or enhancements, our policy is to account for the specified upgrade right as a separate element of the arrangement and to record revenue on the transaction in accordance with paragraphs 36 – 38 of SOP 97-2.

CONFIDENTIAL TREATMENT REQUESTED BY

ISILON SYSTEMS, INC.

Securities and Exchange Commission

June 12, 2009

3.	We reissue part of prior comment 4 to tell us the discounts available for PCS. Additionally, please provide us with range of rates you charge for your customers in a similar format as to what you provided in your response to prior comment 20 in your letter dated November 9, 2006 (i.e. by Tier, Direct/Indirect, and level of support). Furthermore, tell us how the Company believes the PCS rate at the low end of the range as provided in your response is substantive. Also, please confirm if your software licenses are perpetual or term based. If the latter is the case, then please provide us with the typical term length of your software agreements.

We charge our customers fees for PCS services on our combined hardware and software products that are stated as a percentage of list price of the related products. While our renewal rates are stated as a percentage of product list prices, list price is typically not the selling price of the product because, similar to our PCS sales, customers are eligible for discounts from list price when purchasing products. The percentages we charge vary depending on the geography and the distribution channel. For customers located in North America, EMEA, and Korea, the rates we charge are as follows:

***

In addition, we offer these customers standard discounts based on the cumulative volume of products purchased (tier level) and the length of the PCS plan purchased. Those standard discounts are as follows:

***

In Japan, all sales are through channel partners, and we sell only platinum PCS services. These services are charged at a rate of *** of the related list price of the combined hardware and software products. There are no standard discounts offered to customers in Japan.

CONFIDENTIAL TREATMENT REQUESTED BY

ISILON SYSTEMS, INC.

Securities and Exchange Commission

June 12, 2009

In our previous response letter dated May 7, 2009, we noted that our annual PCS rates range from *** to *** of the list price of the related products. As noted above, the *** renewal rate at the high end of that range represents customers located in Japan. The *** at the low end of the range would apply to an indirect customer purchasing platinum support on a quantity of nodes that qualifies them for Tier 5 status for a period of between three to five years and can be recalculated as follows: ***

Customers who qualify for the level of discounts that result in rates at the low end of our range for PCS renewals are eligible for commensurate discounts from list price on the product purchase as well. Therefore, the renewal rate, even at the low end of the range, may be a much higher percentage of the product selling price. Our PCS rates, including the *** rate referred to above, have been validated through our VSOE analysis, the nature and frequency of which is discussed in more detail in our response to comment 4 below. Based on the results of our analysis, we believe our PCS rates are substantive.

All of our software licenses are perpetual licenses.

4.	Also, your response to prior comment 5 indicates the majority of your customers that renewed their support plans did so “within the acceptable range of the list price.” In your October 10, 2006 response letter, the Company stated that all customers that renewed PCS services had done so “at the renewal rate stated in the initial contract.” Please clarify whether your methodology for establishing VSOE of fair value for PCS has changed. In this regard, if you continue to establish VSOE of PCS based on the stated renewal rate (paragraph 57 of SOP 97-2) then tell us how you determined that renewals based on list price (versus renewals based on renewal rates stated in the initial contract) is an appropriate manner to verify that such rates are substantive. Alternatively, if you establish VSOE of fair value based on separate sales (paragraph 10 of SOP 97-2) then revise your disclosures accordingly in future filings. Also, tell us how often you perform your VSOE analysis, tell us the date of your most recent analysis and the time period used to analyze stand alone sales.

Since our October 10, 2006 response letter, we have established a greater history of standalone PCS sales. Consequently, our methodology for establishing VSOE of PCS has evolved from using the renewal rates stated in the initial contract to using the renewal rates based on separate sales, as we believe that using the renewal rates provides a better estimate of the VSOE of fair value of our PCS services.

CONFIDENTIAL TREATMENT REQUESTED BY

ISILON SYSTEMS, INC.

Securities and Exchange Commission

June 12, 2009

We perform a VSOE analysis on a quarterly basis using standalone PCS sales covering the preceding twelve months. Our most recent VSOE analysis was completed in the first quarter of 2009. We employ a bell-shaped-curve approach in evaluating whether VSOE of fair value of our PCS services exists. Under this approach, we consider VSOE of the fair value of our support services to exist when a substantial majority of our standalone PCS sales fall within a narrow range of pricing. Specifically, if 80% of our standalone PCS transactions fall within a range of plus or minus 15% from the midpoint of the range, we believe VSOE of our PCS services exists. As of the date of our most recent analysis, 95% of our standalone PCS transactions fell within the required range.

In future filings, we will revise our disclosures related to our establishment of VSOE of fair value of support services to state the following:

“Sales generally consist solely of hardware and software products and support services. We have established vendor specific objective evidence, or VSOE, for the fair value of our support services as measured by the renewal prices paid by our customers when the services are sold separately on a standalone basis. Sales may also include installation services. We have established VSOE of fair value for our installation services based on the price separately charged to our customers for the same or similar services. We use the residual method, as allowed by SOP 98-9, to determine the amount of product revenue to be recognized. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the sales amount is recognized as product revenue. This product revenue is recognized upon shipment, based on freight terms, assuming all other criteria for recognition discussed above have been met. The fair value of support services is recognized as services revenue on a straight-line method over the term of the related support period, which is typically one to three years. The fair value of installation services is recognized upon completion of the installation.”

5.	We reissue part of prior comment 5 to tell us the volume of stand alone sales used in your VSOE analysis of installation services. Additionally, if you assessed VSOE based on a bell-shaped-curve approach, please tell us the percentage of stand alone sales that fall within a narrow range of the median price in your response. Furthermore, tell us the date of your most recent VSOE analysis and what time period you used to analyze stand alone sales.

As discussed in our response to comment 6 below, VSOE for installation services is based on the rates charged for standalone consulting services. Our most recent VSOE analysis of consulting services was completed in the first quarter of 2009 and was based on a period

CONFIDENTIAL TREATMENT REQUESTED BY

ISILON SYSTEMS, INC.

Securities and Exchange Commission

June 12, 2009

covering the preceding twelve months. Our analysis included standalone sales of 170 hours of consulting services distributed over ten transactions.

We assess VSOE of our consulting services using a bell-shaped-curve approach. Using this approach, 90% of standalone sales of our consulting services fell within a narrow range of the median price, i.e. within a range of plus or minus 15% from the midpoint of the range.

6.	Additionally, you indicate in your response to prior comment 5 that VSOE for installation services is based on the rates charged for stand-alone consulting services. Please describe the nature of your consulting services, how they compare to your installation services, and why you feel it is appropriate to use such rates to establish VSOE for installation services. Additionally, if you provide consulting services in addition to installation services, please address our concerns for prior comment 5 for both installation and consulting services.

Our consulting services are sold on an hourly basis and include services such as data migration, unracking and reracking of individual storage nodes, and configuration of storage systems. For example, a customer might purchase our consulting services to assist in transporting an existing Isilon storage configuration from one data center to another data center located in a different geography; this would entail our employee unracking the existing configuration, physically moving the storage products to the new location, and reracking the storage units in the new location. These services are analogous to installation services in nature and are performed by the same Isilon employees who perform installation services. As a result, we believe it is appropriate to use these rates to establish the VSOE of our installation services.

As discussed above in our response to comment 5, we have established VSOE of the fair value of our hourly consulting services. In arrangements with customers that include installation or consulting services, we allocate revenue to those services based on the VSOE of fair value for our hourly consulting services as evidenced by our most recent analysis.

* * * * *

CONFIDENTIAL TREATMENT REQUESTED BY

ISILON SYSTEMS, INC.

Securities and Exchange Commission

June 12, 2009

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CONFIDENTIAL TREATMENT REQUEST

Isilon hereby requests, pursuant to 17 C.F.R. Section 200.83, that certain contents of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person, as it contains confidential information. In accordance with 17 C.F.R. Section 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that we may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone Keenan Conder at (206) 777-7898, rather than rely upon the United States mail for such notice.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (206) 315-7617 with any questions or comments regarding this letter. Thank you for your assistance.

Sincerely,
Isilon Systems, Inc.

/s/ William D. Richter
William D. Richter
Vice President of Finance and Chief Financial Officer

cc:	Keenan Conder, Isilon Systems, Inc.
Drew G. Markham, Wilson Sonsini Goodrich & Rosati